                                                                       EXHIBIT 1



SELECTED FINANCIAL DATA

     The selected financial data presented below at September 30, 1996 and 1997, for the years ended September 30, 1995, 1996, and 1997 and the period from inception (August 31, 1988) through September 30, 1997 are derived from, and are qualified by reference to, the audited financial statements of the Company and should be read in conjunction with those financial statements and notes thereto.

                                                                                                                       From
                                                          Years Ended September 30,                              August 31, 1988
                                ------------------------------------------------------------    ------------      (Inception) to
                                    1993            1994            1995            1996            1997        September 30, 1997
                                ------------    ------------    ------------    ------------    ------------    ------------------
Statement of
Operations Data:
  Revenues ..................   $    590,822    $  1,016,719    $    884,589    $  4,158,038    $  1,547,554    $        9,548,570
  Net loss ..................     (6,139,223)     (4,813,341)    (10,173,001)     (6,130,241)    (11,109,242)          (45,405,440)
  Net loss per share (1) ....   $       (.35)   $       (.19)   $       (.35)   $       (.19)   $       (.30)
  Weighted average
    number of common shares
    outstanding (1) .........     17,310,231      25,166,958      29,338,418      32,072,944      36,779,774

                                                                September 30,
                                ------------------------------------------------------------    ------------
                                    1993            1994            1995            1996            1997
                                ------------    ------------    ------------    ------------    ------------
Balance Sheet Data:

  Cash, cash equivalents and
    short-term investments ..   $ 10,256,445    $ 17,402,896    $ 10,035,727    $ 20,374,010    $ 14,428,834
    Working capital .........     10,063,769      16,837,299       8,567,966      13,759,577      11,336,627
    Total assets ............     10,877,700      18,244,299      10,954,043      22,846,879      15,727,495
    Convertible notes payable                                                      5,721,087       2,415,461
    Total liabilities .......        378,529         847,904       1,705,443       7,778,760       3,433,569
    Stockholders' equity ....     10,499,171      17,396,395       9,248,600      15,068,119      12,293,926

------------------
(1) The Escrow Shares outstanding in the fiscal year ended 1993 and 1994 are excluded from the computation of net loss per share.


COMPARISON OF FISCAL 1996 AND 1997

NET LOSSES - 1997 VS. 1996

     During the fiscal year ended September 30, 1997, ("fiscal 1997") the Company incurred a net loss of $11.1 million compared to a net loss of $6.1 million in the fiscal year ended September 30, 1996 ("fiscal 1996").

REVENUES - 1997 VS. 1996

     Revenues totaled $1.5 million for fiscal 1997 compared to $4.2 million for fiscal 1996. Revenues for fiscal 1997 consisted of license fee/contract research income of $525,000, interest and other income of $881,000 and federal research grant income of $142,000.

     The decrease in revenues during fiscal 1997 was attributable to higher license fees earned in the 1996 period in connection with certain license agreements and lower interest income as a result of a lower average cash balance during the 1997 period. Partially offsetting the overall decrease in revenues in the 1997 period are increased revenues from federal research grants.

EXPENSES - 1997 VS. 1996

     Research and development expenses increased by $3.1 million to $7.6 million during fiscal 1997 as compared to fiscal 1996. The increase in expenses during fiscal 1997 was primarily attributable to the recently completed U.S. Phase 3 clinical trials of LIDAKOL which began early in fiscal 1997. During fiscal 1997, the Company's clinical trial expense for LIDAKOL increased by $2.5 million compared to fiscal 1996. Also contributing to the overall increased research and development expenses during fiscal 1997 were increased costs related to the Company's other research and development activities, partially offset by decreased costs related to LMI.

     General and administrative expenses increased to $3.0 million during fiscal 1997 from $2.7 million during fiscal 1996. The increase in expenses is attributable primarily to non-recurring expenses incurred in the 1997 period related to reacquiring from Bristol-Myers Squibb Company the rights to market LIDAKOL in all territories except the U.S., Canada and Mexico. Also contributing to the increased expenses in the 1997 period are higher costs of rent due to the expansion of administrative office space during the year. Further contributing to the increased expenses in the 1997 period are increased non-cash expenses in connection with the recording of compensation expense related to the issuance of stock options to non-employees and increased non-cash expenses related to depreciation of the Company's fixed assets.

     Partially offsetting the increased general and administrative expenses in the 1997 period are lower costs of legal fees, lower costs of investor relations activities, lower salaries and wage expense, and a decrease in non-recurring taxes paid in the 1996 period associated with license fees earned in that period. Also, partially offsetting the overall increased expenses in the 1997 period are lower non-cash expenses in the amount of $151,000 from the amortization of deferred debt issue costs.

     During fiscal 1997, interest expense decreased to $2.1 million from $3.0 million during fiscal 1996. The decrease in interest expense during the 1997 period was due primarily to lower non-cash expenses associated with the amortization of the discount on the convertible notes and lower interest expense due to a lower convertible notes payable balance in the 1997 period. Of the $2.1 million in interest expense, $1.4 million represents non-cash interest expense associated primarily with the Convertible Note dated February 26, 1997.